CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi International Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Parque Las Americas 1 , 235 Federico Costa St. Suite 101
(No. and Street)

San Juan	PR	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Homar Mauaras - President, CEO, CCO — 787-281-4011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

American Int. Plaza 250 Muñoz Rivera Ave.	San Juan	PR	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Homar Mauras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citi International Financial Services LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Sworn and subscribed before me by Homar Maurás of legal age, married, President, CEO and COO and resident of San Juan, Puerto Rico whom I personally know today February 27, 2019 in San Juan, P.R.

Affidavit # 2685

Notary Public

Signature

President, CEO, COO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2018

Table of Contents



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Governing Committee
Citi International Financial Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citi International Financial Services, LLC (the Company) as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1988.

San Juan, Puerto Rico
February 28, 2019

Stamp No. E363698 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)
Statement of Financial Condition

Year ended December 31, 2018

Assets

Cash (Note 5)	$	14,604,639
Deposits at interest (Note 5)		65,600,000
Securities owned, at fair value (Note 3)		19,942,666
Deposits with clearing broker - restricted (Note 1)		250,000
Receivables from broker-dealers (Note 2)		2,727,431
Other accounts receivables (Note 2)		6,748,000
Property and equipment, net (Note 6)		154,399
Other assets		186,183
	$	110,213,318

Liabilities and Member's Equity

Liabilities:		
Due to affiliates (Note 5)	$	3,777,507
Accrued expenses and other liabilities		4,364,451
Income tax payable (Note 7)		975,914
Total liabilities		9,117,872
Commitment and contingencies		
Member's equity		101,095,446
	$	110,213,318

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Statement of Income

Year ended December 31, 2018

Revenue:		
Commissions	$	42,898,053
Interest income (Note 5)		1,409,306
Other income (Note 2,5)		35,590,970
Unrealized investment gain, net		367,093
Total revenue		80,265,422
Expenses:		
Management and processing fees (Note 5)		44,290,479
Employee compensation and benefits (Note 2)		13,697,812
Occupancy (Note 5)		1,682,655
Communications		2,164,456
Execution and clearing fees		353,402
Regulatory fees		409,381
Other operating expenses (Note 5)		8,301,006
Total expenses		70,899,191
Income before income tax expense		9,366,231
Income tax expense (Note 7)		1,733,645
Net income	$	7,632,586

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Member's Equity

Year ended December 31, 2018

Member's equity, December 31, 2017	$	93,495,826
Net income		7,632,586
Adjustment for compensation in shares of Citigroup (Note 2)		(32,966)
Member's equity, December 31, 2018	$	101,095,446

See accompanying notes to financial statements.

4

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2018

Liabilities Subordinated to Claims of General Creditors at December 31, 2017	$	—
Increase:		
Issuance of subordinated borrowings		—
Decrease:		
Payment of subordinated borrowings		—
Liabilities Subordinated to Claims of General Creditors at December 31, 2018	$	—

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup Participation Luxembourg Limited)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	7,632,586
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		30,352
Adjustment for compensation in shares of Citigroup		(32,966)
Decrease (increase) in assets:		
Securities owned		(7,930,974)
Receivables from broker-dealers		1,856,384
Other accounts receivables		(130,000)
Other assets		(11,376)
Increase (decrease) in liabilities:		
Due to affiliates		(10,422,922)
Accrued expenses and other liabilities		(438,802)
Income tax payable		(351,748)
Net cash used by operating activities		(9,799,466)
Cash flows from investing activities:		
Proceeds from transfer of property and equipment to affiliate		8,216
Net cash used in investing activities		8,216
Net decrease in cash and deposits at interest		(9,791,250)
Cash and deposits at interest, beginning of year		89,395,889
Cash and and deposits at interest, end of year	$	79,604,639
Supplemental disclosure of cash flow information:		
Income tax paid during the year	$	2,085,393

See accompanying notes to financial statements.

(1) Organization

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased to offer its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company (LLC). As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Protection Investor Corporation. As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. During 2017, the Commissioner granted a permit to the Company to establish a branch in Miami, Florida. The Miami branch conducts the securities brokerage services on behalf of its foreign clients and other activities, as permitted under its license pursuant to International Banking Center Regulatory Act of 1989.

The Company's sole member is not personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs is not grounds for imposing personal liability on the Company's sole member.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $250,000 with Pershing LLC as required by the Agreement.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

The Company's operations during the year ended December 31, 2018 consisted mainly of securities brokerage transactions through the International Division, that includes the Miami branch, with customers outside of Puerto Rico. Although the Company is also authorized to engage in insurance brokerage as authorized by the Commissioner of Insurance of Puerto Rico, sales of annuities are not currently being offered to clients.

(2)   Summary of Significant Accounting Policies

The following summarizes the most significant accounting policies followed in preparing the accompanying financial statements:

a)   Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)   Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account, which are recorded within securities owned. The Company did not have cash equivalents as of year-end.

c)   Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statement of income as part of unrealized investment gain, net. Securities transactions are recorded on a trade-date basis.

d)   Deposits at Interest

Deposits at interest consist of short-term interest-bearing placements with an affiliate entity and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to.

In November 2016, the Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) No. 2016-18 Restricted Cash, which requires companies to present cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents (restricted cash) when reconciling beginning-of-period and end-of-period totals on the statement of cash flows. The Company has adopted this ASU for the year ended December 31, 2018. In

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

connection with the adoption of the ASU, the Company changes its definition of cash and cash equivalents to include all Cash and predominantly all of Deposits at interest.

The following table provides a reconciliation of cash and deposits at interest reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows:

Cash	$14,604,639
Deposits at interest	65,000,000
Total cash and deposits at interest	$79,604,639

The amount included in deposits at interest represents a short-term interest bearing placement (less than three months until its maturity date as of December 31, 2018). The Company has $600,000 in deposits at interest as of the same date that are not considered cash equivalents.

e) *Receivables from broker-dealers*

The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivables for revenue generated on securities purchased or sold, net of clearing expenses. The Company had receivables of $2,727,431 at December 31, 2018. Such balances include $106,572 at December 31, 2018, related to unsettled trades.

f) *Other Accounts Receivables*

Other accounts receivables include amounts receivables for revenue generated from transactions related to mutual fund instruments. Amounts are recognized at net realizable value. An allowance for uncollected amounts is established based on the probability of collection. At December 31, 2018 the Company had no uncollectable receivables. The Company had receivables of $6,748,000 at December 31, 2018.

g) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

h) *Long-Lived Assets*

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment has been recorded during the year.

i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if more likely than not that those positions will not be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2018.

j) Fair Value Measurements

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2018.

k) *Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, mutual fund houses, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The largest concentration of credit risk relates to deposits at interest with affiliates, which are discussed further in note 5 and to receivables from broker-dealers. As of the reporting date, three of the mutual fund houses activities discussed further in note 2(p) represent 53% of the total other accounts receivables.

l) *Commitments and Contingencies*

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

m) *Pension and Other Postretirement Plans*

Certain employees of the Company participate in the "Citigroup Pension Plan", a noncontributory defined-benefit pension plan. Benefits of the Citigroup Pension Plan are based on years of service, compensation, and the primary social security benefit. The methodology used to account for this plan is similar to the methodology used for multiemployer plans.

The Company also participates in a healthcare benefit plan sponsored by Citigroup for substantially all retirees and employees and in Citibuilder 401K Plan Puerto Rico.

Expenses related to these plans are included within employee compensation and benefits in the statement of income.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

n) Incentive Plans

The Company participates in various Citigroup compensation programs. Citigroup grants immediate cash bonus payments, deferred cash awards, stock payment and restricted stock awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of the Company. Most of the shares of common stock issued by Citigroup as part of its equity compensation programs are to settle the vesting the stock components of these awards.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based upon the previous year's performance.

Variable Incentive Compensation, sometimes referred to as "VIC" or "production-based incentives", is designed to incentivize particular outcomes. Typically, the outcomes incentivized are related to revenue or operational metrics (i.e., sales plans, collections metrics, etc.)

Incentive compensation plans may be characterized as either formulaic or discretionary or both. Generally, under a formulaic plan, an award value is determined or earned based upon a specified formula or other objectively measurable criteria; under a discretionary plan, managers select participants and determine the value to award at their discretion.

o) Commissions

The Company commission income is related to brokerage transactions cleared and executed with Pershing LLC, as described in note 1 and note 2. These brokerage commissions and related clearing expenses are recognized at the point in time the associated service is fulfilled, on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

p) Other Income

Included within the other income category are: revenue from transactions related to mutual fund instruments (trailer fees also known as 12b-1 fees) collected from mutual funds houses of $30,931,088; non-purpose loan fees of $1,434,962; brokerage and other fees of $1,516,809; and management fees from affiliates of $202,786, as described on note 5. On March 2018, the Company received award fees for $1,505,325, which were also included under the other income caption. The Company believes that the performance obligation for these activities are satisfied at the point in time the associated service is fulfilled, because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

q) *Revenue Recognition*

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

While the guidance replaces most existing revenue recognition guidance in GAAP, the ASU is not applicable to financial instruments and, therefore, does not impact a majority of the Company's revenues, including net interest income, loan fees, gains on sales and mark-to-market accounting. The Company adopted this guidance as of January 1, 2018. There was no material change in the timing and amount of revenue recognized as a result of the adoption.

(3) **Securities Owned**

Securities owned consist of obligations of U.S. government amounting to $19,942,666 at December 31, 2018. The fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held.

(4) **International division**

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the year ended December 31, 2018 consisted of securities brokerage transactions and insurance brokerage activity through investment contracts at the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company also maintains another $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statement of financial condition.

(5) Related-Party Transactions

The Company has the following affiliates that do business in Puerto Rico:

(a)   Citibank, N.A.- Puerto Rico Branch

(b)   Citifinancial Services of Puerto Rico, Inc.

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branch (the Puerto Rico Branch). Cash balances as of December 31, 2018 amounted to $14,604,639.

The Company maintains a short-term deposit at interest with the Puerto Rico Branch amounting to $65,000,000 and two restricted certificates of deposits amounting to $300,000 each as of December 31, 2018. Interest income on deposits amounted to $1,409,306 for the year ended December 31, 2018.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries. These related entities in Latin America charged the Company estimated costs and related management fees amounting to $30,439,772 for the year ended December 31, 2018. As of December 31, 2018, the Company owed related entities in Latin America $2,028,596.

The Company maintains a service contract with the Puerto Rico Branch, whereby the Puerto Rico Branch performs certain services and incurs certain expenses on behalf of the Company. The Puerto Rico Branch charged the Company estimated costs and related management fees amounting to $474,102 for the year ended December 31, 2018.

The Company maintains a service contract with Citibank NA US, whereby Citibank NA US performs certain services and incur certain expenses on behalf of the Company. At the same time, the Company maintains a service contract by which the Company performs certain services and incurs certain expenses on behalf of Citibank NA US. During the year ended December 31, 2018, Citibank NA US charged the Company management fees related to this agreement amounting to $355,920, which are reported under the management and processing fees caption in the statement of income. During the year ended December 31, 2018, the Company charged Citibank NA US management fees relating to this agreement amounting to $202,786, which are reported under the other income caption of the statement of income.

During 2017, the Company entered into a Networking, Premises Sharing and Service Agreement (Networking Agreement) with Citibank NA US. As part of the Networking Agreement, Citibank NA US will provide the Company an office space in Miami and will pay the cost of the necessary human resources and overhead costs to provide service to any client of the Company that visits the office space and subsequently request reimbursement from the Company. During the year ended December 31, 2018, Citibank NA US charged the Company management fees related to this agreement amounting to $13,020,685, which are reported under the management, and processing fee caption in

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

the statement of income. As of December 31, 2018, the Company owed Citibank NA US $1,675,599 related to the Networking Agreement.

During 2017 the Company's lease agreement for office space was transferred to Citibank NA – Puerto Rico Branch as part of Citigroup Inc. (ultimate parent) simplification project related to premises property and equipment management. As a result, leasehold and improvements, furniture and fixtures of the Company were transferred at book value to Citibank NA - Puerto Rico Branch as of January 1, 2017. Puerto Rico Branch charged occupancy expenses to the Company in the amount of $1,682,655 for the year ended December 31, 2018.

In 2007, Citigroup, Inc. signed a connectivity agreement with Banco de Chile, covering Citigroup Inc. and its subsidiaries, in order to offer global products and services to Chilean clients and promote certain areas, including International Personal Banking, among others. In addition, in the context of that connectivity agreement, Citi International Financial Services, LLC (a Citigroup, Inc. subsidiary) signed an "Agreement for Offshore Wealth Management Activities" with Banco de Chile in 2010. These agreements have been maintained through 2018. During 2018, the amount of $5,288,248 included under the other operating expenses section on the statement of income was expensed in connection with the agreement. As of December 31, 2018 the Company owed Banco de Chile the amount of $1,424,596 related to this agreement. The obligation as of year-end is presented in the statement of financial condition as part of the accrued expenses and other liabilities line item.

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

(6) Property and Equipment

Property and equipment at December 31, 2018 consist of the following:

	Estimated useful lives (in years)		
Equipment	3-10	$	280,026
Less: accumulated depreciation			(125,627)
Total		$	154,399

Total depreciation expense for the year ended December 31, 2018 amounted to $30,352.

15

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

(7)   Income tax

The Company is generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it complies with the requirements under the International Banking Entity Center Regulatory Act of 1989, as amended, for the year ended December 31, 2018.

The Company was converted from a regular corporation into a Limited Liability Corporation (LLC) in 2008. In general, LLCs were taxed as a regular corporation under the Puerto Rico Internal Revenue Code of 1994, as amended. Under the 2011 Code for a New Puerto Rico (New Code), the general rule is that existing LLCs prior to January 1, 2011, are treated as a corporation unless they elect to be treated as a partnership. However, the tax treatment depends on how it is treated in a country other than Puerto Rico, including, the jurisdiction of organization of its parent. Section 1010.01(3)(B) of the New Code, excludes LLCs covered under a tax exemption decree of the requirement to be consistent with the tax treatment given in other jurisdictions. Prior to 2014, the Company was treated as a corporation, based on the tax treatment received on its parent's jurisdiction of incorporation. However, for tax years 2014 and subsequent, the Company is treated as a corporation in accordance to the Puerto Rico Treasury Department determination that the Company will qualify by the exception found in Section 1010.01(3)(B) of the New Code.

For tax year 2018, entities required to file audited financial statements with their income tax returns, may file stand-alone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the New Code. Please refer to note 5 of these financial statements for further information.

The Puerto Rico income tax expense differs from the amount computed by applying the Puerto Rico statutory income tax rate of 39% as a result of the exempt income from the eligible activities as mentioned above and since any U.S. source income is subject to Federal and State tax despite such income is exempt for Puerto Rico tax purposes.

The Company is taxable in the U.S. for any effectively connected income. The Company has effectively connected income in the U.S. as part of the Networking Agreement with Citibank NA US. The Federal tax rate for 2018 is 21% and for Florida tax rate is 5.5%. Given that the Company is a foreign entity for purposes of U.S. tax, the net income of the branch operation is also subject to a branch profit tax of 30%.

The Company could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2014 to 2018, until the applicable statute of limitations expires. The Company could potentially be subject to income tax audits by the U.S. Internal Revenue Services and the State of Florida starting in taxable year 2017, until the applicable statute of limitations expires. No contingencies have been identified.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

The components of the provision for income taxes for the year ended December 31, 2018 are as follows:

Current:

Federal	$	1,495,438
State		238,207
Total	$	1,733,645

(8) Fair value of financial instruments

At December 31, 2018, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits at interest, receivables from broker-dealers, other account receivables, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments. Securities owned are recorded at fair value, as described on note 2.

(9) Contingencies

The Company is a defendant in legal proceedings. After consulting with legal counsel, it is management's opinion that the financial position of the Company will not be materially affected by the final outcome of these legal proceedings.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $18,879,587, which was $18,271,729 in excess of its required net capital of $607,858. The Company's net capital ratio at December 31, 2018 was .48 to 1.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Notes to Financial Statements

December 31, 2018

(11) Subsequent events

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2019, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2018

Computation of Net Capital

Total member's equity from statement of financial condition	$	101,095,446
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		101,095,446
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		101,095,446
Deductions and/or charges:		
Total nonallowable assets		(73,757,369)
Capital charges for spot and commodity futures		—
Other deductions and/or charges		(8,458,490)
		(82,215,859)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		18,879,587
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		—
Debt securities		—
Other securities		—
Other		—
		—
Net capital	$	18,879,587

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	607,858
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of two amounts above)		607,858
Excess (deficiency) net capital		18,271,729
Excess (deficient) net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	17,967,800

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2018, Form X-17A-5, Part II-A.

(Continued)

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2018

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	9,117,872
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	9,117,872
Ratio – aggregate indebtedness to net capital		48.29%

Schedule of Nonallowable Assets

Deposits at interest	$	65,600,000
Receivables from broker-dealers		818,787
Other accounts receivables		6,748,000
Other assets		186,183
Deposits with clearing broker - restricted		250,000
Property and equipment		154,399
Total nonallowable assets	$	73,757,369

See accompanying report of independent registered public accounting firm.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2018

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 at December 31, 2018.

See accompanying report of independent registered public accounting firm.